January 6, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Comments, January 3, 2014

Form 8-K

Filed December 19, 2013

File No. 000-54893

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 3, 2013 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its 8-K on December 19, 2013.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s)

1.) We note that you have treated the transaction disclosed in the above-referenced Form 8-K as resulting in a change in shell company status. Based on your Form 10-Q for the fiscal quarter ended October 31, 2013, it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. However, it is unclear from the disclosures provided in your Form 8-K that the transaction resulted in a change in shell company status. Please provide us with your analysis for why you treated the transaction disclosed in the above referenced Form 8-K as resulting in a change of shell company status.

COMPANY RESPONSE

We acknowledge that the registrant was a blank check shell company as of the period ending October 31st. However, on December 13, 2013, the registrant acquired TOA Shoko Japan, Co, Ltd, (“TOA Shoko”) a development stage company that is involved with the transportation, and wholesale of tuna product. The registrant is no longer a shell company due to the acquisition of TOA Shoko which is now a wholly owned subsidiary of the registrant. We filed the Super 8-K to include a change in shell company status along with Form 10 like information for TOA Shoko.

Date: January 6, 2014

/s/ Hajime Abe

President & CEO